Filer and Investment Company Act File Number: Hennessy Mutual Funds, Inc. (811-07695)

Commission File Number of the Related Registration Statement: 333-183004

Filed Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed

Pursuant to Rule 14a-6 of the Securities Act of 1934

Subject Company and Investment Company Act File Number: The FBR Funds (811-21503)

THE FBR FUNDS

1001 19TH Street North

Arlington, Virginia 22209

Dear Shareholder:

We recently sent you proxy materials regarding a Special Meeting of Shareholders scheduled to be held on October 25, 2012.  Our records indicate that we have not received your vote. We urge you to vote as soon as possible so we can obtain a sufficient number of votes to hold the meeting. By voting now you will help save on the cost of additional mailings and calls to shareholders.

Please Vote Today!

You may think your vote is not important, but your participation is critical to hold the meeting, so please vote immediately. We urge you to vote your proxy now. You and all other Fund shareholders will benefit from your cooperation.

The Board recommends a vote “FOR” the proposals, as detailed in your proxy statement. A copy of the proxy statement is available by calling the toll free number 1-800-991-5861 or by visiting www.kingproxy.com/fbr.

Call 1-800-991-5861 to vote now.

Your vote is urgently needed!

Please vote now to be sure your vote is received in time for the

October 25, 2012

Special Meeting of Shareholders.

Voting takes only a few minutes. Thank you for your participation in this important matter.

The FBR Funds has made it very easy for you to vote. Choose one of the following methods:

•	Speak to a live proxy specialist by calling 1-800-991-5861. We can answer your questions and record your vote. (Open: M-F 8am – 10pm, Sat 11am – 6pm ET)

•	Log on to the website noted on your proxy card/voting instruction form and enter your control number printed on the card, and vote by following the on-screen prompts.

•	Call the phone number on the proxy card/voting instruction form and enter the control number printed on the card and follow the touchtone prompts.

•	Mail in your signed proxy card/voting instruction form in the envelope provided.